UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. )*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

David J. Winters c/o Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263 - 2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,543,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,543,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

Item 1.	Security and Issuer.

The name of the issuer is Consolidated-Tomoka Land Company, a Florida corporation (the "Issuer").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)            This Schedule 13D is being filed jointly by Wintergreen Advisers, LLC,  ("Wintergreen  Advisers"), a Delaware limited liability company (the "Investment Manager") and Wintergreen  Fund, Inc. ("Wintergreen  Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") (together, the "Reporting Persons").

(b)            The principal business address of the Reporting Persons is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.

(c)            Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain private investment funds, including Wintergreen Fund.  Wintergreen Fund is an investment company registered under the Investment Company Act.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares and Wintergreen Fund may be deemed to beneficially own 1,232,334 Shares.  The source of funds used to  purchase  the  Shares was the working capital of Wintergreen  Fund and other  investment  vehicles  managed by Wintergreen Advisers.  The  aggregate  funds  used by the  Reporting  Persons to make the purchases were approximately $74.0 million.

Item 4.	Purpose of Transaction.

   The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  On Friday, November 20, 2015, the Reporting Persons sent a letter, attached hereto as Exhibit B, to the Issuer's Corporate Secretary, containing a shareholder proposal for inclusion in the Issuer's proxy solicitation materials for the Issuer's 2016 annual meeting of shareholders.

   The Reporting Persons believe the Issuer's management should focus on maximizing shareholder value.  The Reporting Persons believe the greatest value to shareholders will be realized through a thoughtful evaluation of the sale of the Issuer or the liquidation of the Issuer's assets. Shareholders of the Issuer have been waiting a long time and the Reporting Persons believe now is the time for the Issuer's Board of Directors to evaluate ways to maximize shareholder value.  In addition to submitting a shareholder proposal, the Reporting Persons have had and may continue to have discussions with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders and others regarding the Issuer's business, strategy and future plans and alternatives that the Issuer could employ to maximize shareholder value.

   The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

   The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)                 As of the date hereof, Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares (26.0%) of the Issuer, and Wintergreen Fund may be deemed to be the beneficial owner of 1,232,334 Shares (20.7%) of the Issuer, each based upon the 5,944,412 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2015.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,543,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Reporting Persons have not transacted in the shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Shareholder proposal sought to be included in the Issuer's proxy solicitation materials and voted on at the Issuer's 2016 annual meeting of shareholders

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D dated November 23, 2015, relating to the Common Stock, par value $1.00 per share, of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: November 23, 2015	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Exhibit B

Consolidated-Tomoka Land Co.
c/o Daniel E. Smith, Corporate Secretary
Post Office Box 10809
Daytona Beach, FL 32120-0809
November 20, 2015
Dear Mr. Smith:
Wintergreen Advisers, LLC presents the following shareholder proposal for inclusion in Consolidated-Tomoka Land Co.'s 2016 proxy statement:
Recommending Shareholder Information:
The recommending shareholder is Wintergreen Advisers, LLC (the "Adviser"), 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. The Adviser's phone number is (973) 263-2600. As of the date of this notice, the Adviser may be deemed to beneficially own 1,543,075 shares of common stock, par value $1.00 per share ("Stock"), of Consolidated-Tomoka Land Co. ("CTO"), which constitutes 26.0% of CTO's Stock outstanding. The Stock was purchased between February 21, 2006 and August 22, 2012. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which is the beneficial owner of 1,232,334 shares of Stock (approximately 20.7% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional Stock (the Fund, the other investment vehicles and the Adviser, collectively, "Wintergreen"). Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Wintergreen has a good faith intention to maintain an ownership interest in CTO and to attend the annual meeting to present the following proposal.
Shareholder Proposal:
PROPOSED: The shareholders of CTO, assembled at the annual meeting in person and by proxy, hereby request the Board of Directors (the "Directors"), in order to capitalize upon the revitalized real estate market in Daytona Beach and Volusia County, hire an independent adviser to evaluate ways to maximize shareholder value through the sale of CTO or through the liquidation of CTO's assets.

Supporting Statement:
We believe CTO management should focus on maximizing shareholder value either by selling CTO or liquidating CTO's assets. Daytona Beach and Volusia County's real estate values have rebounded since the financial crisis, which may present an attractive opportunity for an acquirer of CTO. Alternatively, shareholders may receive better value by receiving a cash distribution from the sale of the remainder of CTO's land and the liquidation of the income property portfolio, before a rising interest rate environment damages these holdings' value and reduces shareholder value. Shareholders have been waiting a long time; now is the time for CTO's Directors to evaluate ways to maximize shareholder value.
In his October 27, 2015 press release, CTO's President and CEO stated: "our recent share price is not representative of the net asset value of the company." We agree. Over the past two years, CTO's management aggressively increased leverage, dramatically expanded a securities portfolio of undisclosed holdings and initiated a derivatives portfolio. General and administrative expenses have soared. The alarming increase in risk and expenses has not led to a material increase in book or market value, and clearly is not recognized through stock price appreciation. We believe the simple truth is that CTO's management team has failed, and now is the time to act.
Therefore, we believe that the greatest value to shareholders will be realized through a thoughtful evaluation of the sale of CTO or the liquidation of CTO's assets. We believe a vote for this shareholder proposal would benefit all shareholders.

**********

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247) or Nicholas Miller ((212) 574-1359) of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004.

Sincerely,
/s/ David J. Winters	/s/ Liz Cohernour
David J. Winters, CEO	Liz Cohernour, COO